INVEST IN **BEEHIIV**

The newsletter platform built for growth


beehiiv | SERIES B
COMMUNITY ROUND
RESERVE YOUR INVESTMENT
The Atlas Collective

beehiiv.com New York, NY

Highlights

1. $33M Series B round, led by New Enterprise Associates (NEA) in April 2024
2. Recently surpassed over 1 billion emails sent in a single month by our users through the platform
3. Founded by a team of early employees of Morning Brew who led product, engineering, and growth
4. $12M annual revenue run rate, a 450% increase YoY
5. The beehiiv Ad Network has paid publishers over $1M since launching in 2023

Featured Investors

New Enterprise Associates (NEA)
Notable Investor

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NEA is a global venture capital firm focused on helping entrepreneurs build transformational businesses across multiple stages, sectors and geographies.
nea.com

Danielle Lay, Partner

"We invested in beehiiv because of our conviction that the company's growth and momentum reflects a) true customer centricity, b) a unique value proposition with strong product market fit, c) execution at the highest levels. In the business of servicing content-based email and newsletter writers, beehiiv has already brought critical new innovations to the category. The ad network alone is a big opportunity that is only constrained by the size of their audience. Digital advertising spend is a m..."

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Lightspeed Venture Partners
Notable Investor

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Possibility grows the deeper you go. Serving bold builders of the future.

Nicole Quinn, Partner

"We first heard about beehiiv from customers who were raving about the robust, differentiated publisher feature set for beehiiv, especially the ad network. We then researched the space and found beehiiv is the BEST product which is purpose-built for high-growth companies, creators, publishers and any company wanting to reach their customer in a unique way. They have built the most diverse newsletter monetization feature set, robust growth toolkit, and established best-in-class brand. You combi..."

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Rief Ventures [in] Follow

Rief Ventures is an $8.5m early-stage fund, co-founded by Austin Rief. Austin is the CEO and Co-founder Morning Brew, a new media company bringing you informative and digestible business news that educates 4M+ readers daily.

Austin Rief, Co-founder and Partner

"beehiiv is to email what Shopify is to ecommerce — it makes newsletter creation (and eventually all content creation) accessible to everything. They're changing the game"

Creator Ventures Follow
Syndicate Lead
Invested $1,082,000

Creator Ventures was co-founded by Sasha Kaletsky and Caspar Lee, and invests in early-stage companies innovating in consumer internet.

"We invested (and continue to invest) in beehiiv because they are one of the most product-obsessed teams on earth, and have built a SaaS in the rare class that users actually ENJOY using. The growth, unit economics and capital efficiency are exceptional, and this Series B is providing even more fuel to the fire. Newsletters alone are a $10b+ opportunity: the market is huge and growing, without a clear leader. And that's before all the other plans the team have up their sleeve..."

Social Leverage [in] Follow

We help founders turn their vision into great companies.

Howard Lindzon, Founder and Managing Partner

"I was not willing to move my 17 years of Wordpress blogging over to beehiiv or anyone unless it was able to do all the things it can today (incredible deliverability, feature sets for easy publishing) and of course have my history of posts indexed and searchable. By early last year they were ready, I made the transition (it was easy) and it has been great. The beehiiv product has now exploded in popularity. I LOVE using beehiiv and working with Tyler. In just a few years, Tyler has built/buil..."

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Our Team



Tyler Denk CEO / Co-founder

Was the 2nd employee at Morning Brew and led product, engineering, and growth up until the acquisition



Benjamin Hargett Head of Product / Co-founder

The first dedicated engineering hire at Morning Brew and spent 2.5 years building core platforms and design



Jake Hurd Principal Engineer / Co-founder

Built and maintained core infrastructure at Morning Brew after doing that at N2 Publishing



Preeya Goenka COO

Spent nearly 6 years in email at Sailthru & CM Group, climbing to the VP level



Noah Pryor CTO

The first hire at Teachable, where he led a team of over 60 engineers as CTO through acquisition

Take part in our Series B

At the end of 2021, we launched beehiiv into the world with this tweet.


beehiiv
🚨🚨 LAUNCH DAY 🚨🚨
No more private beta. No more waitlists.
The most creator-friendly newsletter platform is now live. And we're just getting started.
Sign up and start sending for free 👇
beehiiv

Fast forward to today—we're a team of 65, scattered across 8 countries. The business is operating at roughly a $12M revenue run rate, growing over 5x year over year. We send over 1B emails per month and have helped tens of thousands of people and organizations launch, scale, and monetize their newsletters.


POWERING THE TOP NEWSLETTERS IN THE WORLD
Get smarter about crypto
Brex
Rarible
Cult of Mac

Since our launch in 2021, we've been building beehiiv alongside you, our users, who have been supporting and cheering us on since day one.

Recently, we announced our **$33M Series B round led by NEA**, with participation from existing investors including Lightspeed Venture Partners, Creator Ventures and Social Leverage. We want to extend this round to the beehiiv community to join this journey right alongside our investors. In the sections that follow, you can find more details about the investment. But first, we'll take you on a little trip down memory lane.

How it all started

From the perspective of CEO/Co-founder, Tyler Denk

I joined Morning Brew back in 2017 as the second employee and led product, engineering, and growth up until the acquisition by Business Insider in 2020.

The goal was simple—grow the newsletter.

So, I only spent time building things that actually moved the needle- building a referral program, SEO optimization, social sharing capabilities, and acquisition dashboards, just to name a few. Growing from 100k subscribers to over 1M, the focus shifted towards streamlining operations- building a custom CMS optimized for newsletters, an ad management platform, and a data pipeline with insight into Morning Brew's audience and growth.

Before you knew it, the Morning Brew machine was as well-oiled as ever and had a bespoke tech ecosystem that fueled everything and really made the gears turn, leading to the launch of additional newsletters and over 3M subscribers.

But other newsletter operators weren't having the same success. And thus, the vision for beehiiv was born; I just didn't know it yet.

The founding team

My co-founder, Benjamin Hargett, was the first person I ever hired. He became the first full-time engineer at Morning Brew and was one of the smartest, most thoughtful people I had ever worked with. We spent two years together in the trenches building a lot of the tech described above.

As I was departing Morning Brew in 2020, we hired Ben's friend, Jake Hurd, as the fourth engineer to join the team. Ben raved about Jake's engineering chops, and the two of them would go on to build a ton of tremendous things and really become experts in the newsletter ecosystem.

The three of us ended up reconnecting in late 2020. A few conversations later and we committed to spending nights and weekends building what would eventually become beehiiv.

eventually become beehiiv.



Random Saturday in Brooklyn working on v1 of the app, spring 2021

After nearly 10 months of building, we had a finished prototype of the platform in the summer of 2021. We ended July with a term sheet in hand, and the rest of the $2.6m seed round quickly came together after that.

We had a team of four engineers, a bit of capital, and a really ambitious goal to dominate email as a content channel.

The product

The playbook was never to follow those who came before us. We had years of firsthand experience building and scaling Morning Brew and wanted to bring those capabilities to the masses.

We obsessed over the user experience—finding the right balance between simplicity and offering all of the bells and whistles you could imagine. That obsession, in addition to the valuable feedback from our users, turned beehiiv into the powerful product that you know today.

And we're comfortable saying that there is quite literally no other platform on the market offering the same suite of features as beehiiv.

Features	beehiiv	Mailchimp	Klaviyo	Active Campaign	Campaign Monitor	Substack	Convertkit	Memberful	Patreon
		Businesses / Publishers				Creators / Prosumers			
Custom Emails Campaigns	✓	✓	✓	✓	✓	✓	✓	✓	✓
Email Automation	✓	✓	✓	✓	✓		✓	✓	
No Code Web Builder	✓					✓	✓	✓	
Ad Network	✓						✓		
Paid Subscriptions	0% fee				✓	10% fee	0.6%	7% fee	5% fee
Recommendation Network	✓					✓	✓		
Paid Recommendation Network	✓						✓		
AI Tools	✓	✓	✓	✓	✓				
Integrated Referral Program	✓								
Advanced Segmentation	✓	✓	✓	✓	✓		✓	✓	
Integrated Polls	✓	✓				✓	✓		✓
Surveys	✓					✓		✓	
Open API	✓	✓	✓	✓	✓		✓	✓	✓

Even if you have zero coding, marketing, or sales experience, you can start, scale, and monetize your newsletter on beehiiv thanks to our best-in-class product suite:

- **No Code Website Builder:** Quite possibly one of the largest updates we've ever released, the recently launched website builder allows anyone to build beautiful websites without writing a single line of code.
- **Email Platform:** Hands down the most user-friendly platform on the market. Set up email automations, campaigns, polls, surveys, and advanced segmentation with ease. Beautifully styled emails that render in every inbox, again without ever needing to write a single line of code.
- **Premium Subscriptions:** Want to launch a paid newsletter and charge your readers directly for access to your content? With beehiiv's suite of tools you can build a thriving subscription business. Oh, and you keep 100% of your paid subscription revenue (i.e. beehiiv doesn't take a cut). Yep, you read that correctly.
- **Ad Network:** Leverage the power of our brand and our internal sales team to monetize your newsletter with the click of a button. No need to run outbound campaigns or jump on sales calls. You can have the world's most notable brands advertise in your newsletter without lifting a finger.
- **Recommendation Network:** Don't know how to run paid ads, set up tracking pixels, or acquire subscribers? No worries — just use our recommendation network to grow your newsletter on auto-pilot.

- **Integrated Referral Program:** Set up rewards, milestones, and more to incentivize your subscribers to refer new readers to your newsletter. No need for third-party integrations.
- **Text Editor:** The Notion-based text editor is an absolute joy to use. It has collaborative editing to write and leave comments alongside your team, integrations with Giphy and Unsplash for content, seamless grouping and styling, and even an AI helper to generate text and images.

And we're just getting started. In just over two years, we may have shipped more features than some of our competitors have in a decade.



Tyler Denk @denk_tweets · Jul 18, 2023
a little more than halfway through 2023 and we've shipped dozens of powerful features for @beehiiv users to take advantage of
here's the top 10
23
13
183
55K
David Perell
@david_perell
I've never seen a company ship at the speed & volume you're shipping at.
Nicole Quinn
@Nik_Quinn
The correlation between speed of shipping new product and company success is close to +1.
Never before have I seen such speed of execution as @denk_tweets and the team at @beehiiv
This AI launch may be the best product announcement yet!!
Tom White
@TJDWhiteIV
In my mind, there is no one shipping a higher quantity of quality products/features with as much velocity and urgency than @denk_tweets of @beehiiv.
A marvel and a joy to watch.
Gannon Breslin
@gannonbreslin
Two words: Game Over
@denk_tweets and the entire @beehiiv team have pushed out more tools and features in lightning speed than any product or service I can think of
It has been incredible to watch this company grow and this latest update is truly revolutionary
beehiiv @beehiiv · Apr 27, 2023
Introducing Boosts
Every newsletter's new top performing acquisition channel.
Every newsletter's new infinitely scalable revenue stream.
Ricky
@rickyshq
I'm bullish.
The speed of implementation @Beehiiv is
I've never seen a team ship so much in such a short period of time.
beehiiv @beehiiv · Sep 14, 2023
your newsletter quality sponsors
enter: the built in ad network

Growth

Alongside our product feature expansion, our revenue and user metrics are growing exponentially.



REVENUE
We're growing rapidly. Our total revenue run rate as of March 2024 was close to $12M, which is a 450% increase YoY. We are poised to reach projected revenues of $75M+ by 2026.
REVENUE
$0.3M
2022
REVENUE
$4.7M
2023
PROJECTED REVENUE
$22M
2024
PROJECTED REVENUE
$47M
2025
PROJECTED REVENUE
$76M
2026

Note: future revenue projections are not guaranteed.



EMAIL GROWTH
We sent over 1.1 billion emails in March 2024, a 532% increase YoY.
EMAILS SENT
174M
MAR 23
EMAILS SENT
250M
MAY 23
EMAILS SENT
330M
JUL 23
EMAILS SENT
507M
SEP 23
EMAILS SENT
696M
NOV 23
EMAILS SENT
827M
JAN 24
EMAILS SENT
1.1B
MAR 24

Business model and revenue diversification

While SaaS currently makes up 70% of overall revenue, our revenue is diversified across three revenue streams:

- **SaaS:** Recurring subscription revenue from the beehiiv platform.
- **Ad Network:** Revenue generated from brands advertising through beehiiv newsletters.
- **Boosts:** Two-way marketplace, connecting newsletters looking to grow their audience with publishers looking to promote other newsletters. beehiiv generates revenue from a take rate on these marketplace transactions.

All three models are poised for rapid growth. When it comes to the Ad Network, the long-term plan is to lead the way for email monetization as Google did with search or Meta with socials.

Market: Defining a category of our own

We are currently focused on the newsletter model. However, our long-term goal is to become the default email communication platform for both content and commerce, providing best-in-class tools to support *any* business model.



→ 4.4B+ email users worldwide
→ 361B+ emails sent and received daily
Newsletters
~$25B Market
Email Marketing
~$60B Market by 2032
SAIL THRU
Content Commerce
N of 1 opportunity
Today
2025
2026

Note: future growth projections are not guaranteed.

Next steps

We have raised this Series B to accelerate our growth and continue building best-in-class features for email communication. Specifically, we'll use the funds raised in this round to:

- Scale the Ad Network team and capabilities
- Accelerate paid acquisition channels
- Expand the engineering and product team
- Invest in AI tooling and employees to optimize and scale certain functions
- Differentiate with industry-leading support, security, and compliance
- Upgrade overall tech and infrastructure

You are in good company

We are backed by some of the leading VC funds and investors in tech, and now you can be a part of the journey right alongside them.

NEA | Lightspeed | social leverage
creator ventures | BWC | CONTRARIAN THINKING | COMPANY VENTURES

Details

- We have reserved $1M of the Series B for this community round
- The community round will invest at the same Series B valuation and price per share as the institutional investors noted above
- We are going to do our best to accommodate everyone who wants to participate, but ultimately allocations may shift if we are over-subscribed and preference will go to active users, ranked in chronological order by when they signed up to use the platform (i.e. prioritizing our earliest users first)
- Additional investment details, disclosures and financials will be available in mid to late May prior to investment confirmations

We couldn't be more excited to extend this opportunity to our community of amazing users.